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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                -----------------

                                    FORM 11-K


(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

           For the fiscal year ended  May  27, 2001
                                     --------------
                                       or

[   ]      TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
           SECURITIES EXCHANGE ACT OF 1934.

           For the transition period from _____________to______________

           Commission File Number   1-11344
                                  ----------

               A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       INTERMAGNETICS GENERAL CORPORATION
                                IGC SAVINGS PLAN

               B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       INTERMAGNETICS GENERAL CORPORATION
                             450 Old Niskayuna Road
                           Latham, New York 12110-0461

Intermagnetics General
Corporation
IGC Savings Plan
Financial Statements and Supplemental Schedule
May 31, 2001 and 2000

Intermagnetics General Corporation IGC Savings Plan
Index
------------------------------------------------------------------------------



                                                                      Page(s)
                                                                      -------

Report of Independent Accountants...........................................1


Financial Statements
       Statements of net assets available for benefits......................2
       Statements of changes in net assets available for benefits...........3
       Notes to financial statements......................................4-7


Supplemental Schedule
       Schedule of assets held at May 31, 2001* ............................8

* Refers to schedule required in Form 5500 (Annual Return/Report of Employee Benefit Plan) for the plan year ended May 31, 2001.



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                        Report of Independent Accountants


To the Participants and Administrator of Intermagnetics General Corporation IGC Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Intermagnetics General Corporation IGC Savings Plan (the "Plan") at May 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at May 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


September 26, 2001

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Intermagnetics General Corporation IGC Savings Plan
Statements of Net Assets Available for Benefits
May 31, 2001 and 2000
-------------------------------------------------------------------------------

                                                    2001            2000

                ASSETS

Assets:
  Investments at fair value                     $ 2,025,580     $22,084,031
  Cash - interest bearing                        26,555,078          21,427
  Participant contributions receivable                               72,572
  Employer contributions receivable                 742,202         587,093
                                                -----------     -----------

    Net assets available for benefits           $29,322,860     $22,765,123
                                                ===========     ===========








    The accompanying notes are an integral part of the financial statements.

Intermagnetics General Corporation IGC Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended May 31, 2001 and 2000
-------------------------------------------------------------------------------



                                                         2001           2000
Additions to net assets attributed to:
Investment income:
  Net(depreciation) appreciation in fair value       $(2,135,340)    $ 1,950,488
    of investments
  Interest and dividends                               1,707,331         593,941
                                                     -----------     -----------
                                                        (428,009)      2,544,429
Contributions:
  Participants                                         1,848,960       1,815,812
  Employer                                             1,236,004       1,254,748
  Transfers from other plans                           6,360,178
                                                     -----------     -----------
                                                       9,445,142       3,070,560
                                                     -----------     -----------

     Total additions                                   9,017,133       5,614,989
                                                     -----------     -----------

Deductions from net assets attributed to:
  Withdrawals and benefits paid to participants        2,337,401       1,734,558
  Administrative expenses                                121,995          82,128
                                                     -----------     -----------
     Total deductions                                  2,459,396       1,816,686
                                                     -----------     -----------

Net increase                                           6,557,737       3,798,303

Net assets available for benefits:
  Beginning of year                                   22,765,123      18,966,820
                                                     -----------     -----------

  End of year                                        $29,322,860     $22,765,123
                                                     ===========     ===========


    The accompanying notes are an integral part of the financial statements.

Intermagnetics General Corporation IGC Savings Plan
Notes to Financial Statements
-------------------------------------------------------------------------------

1.     Description of the Plan

       The following brief description of Intermagnetics General Corporation IGC Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       General
       The Plan is a defined contribution employee savings plan covering substantially all employees of Intermagnetics General Corporation (the "Company") that became effective on February 1, 1985, as restated on June 1, 1989. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       Eligibility
       An employee must complete 30 days of service from the date of employment, and have attained the age of 18 to be eligible to participate in the Plan. Employees can join the Plan on the first Monday of the month following the 30 days of employment.

       Contributions
       Employees who elect to participate in the Plan may contribute on a pretax basis up to 15% of their annual compensation, not to exceed certain Internal Revenue Code limitations. Employer contributions to the Plan are made equal to 50% of participant contributions, up to 5% of their gross compensation, which includes a participant's base compensation, overtime, fees, tips, profits, bonuses and commissions. Company contributions are allocated on the same basis as those chosen for participant contributions. Additional non-elective and/or profit-sharing contributions are at the discretion of the Company. The Company made non-elective discretionary contributions of approximately $733,000 and $566,000 during 2001 and 2000, respectively, which was included in contributions receivable at May 31, 2001 and 2000.

       Participant accounts
       Participants' accounts are credited with the participants' contributions and allocations of (a) the Company's contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant account balances in the respective funds elected.

       Vesting
       All participants immediately vest in their contributions while employer matching contributions vest after one year of service, plus accumulated earnings thereon. A participant vests in non-elective and/or profit-sharing contributions, if any, based upon years of service and is 100% vested after five years of continuous service, death or disability, or upon attainment of age 65.

       Forfeitures
       Forfeitures, if any, from accounts of non-vested terminated participants are allocated to pay administrative expenses or to reduce future employer contributions. Forfeitures were not used to reduce employer contributions for the years ended May 31, 2001 and 2000. Forfeited unvested amounts were $7,412 and $191 at May 31, 2001 and 2000, respectively and will be used to reduce future employer contributions.

Intermagnetics General Corporation IGC Savings Plan
Notes to Financial Statements
-------------------------------------------------------------------------------

1.     Description of the Plan, Continued

       Participant loans
       Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loans are collateralized by the balance in the participant's account. Loan terms may not exceed five years, unless for the purchase of a primary residence. The loans bear interest at a rate of prime plus 1% at the time the loan is made, as determined by the plan administrator.

       Payment of benefits
       On termination of service due to death, disability or retirement, a participant becomes 100% vested and may elect to receive payment in the form of a lump-sum or defer payment until the later of death, disability, retirement or attainment of age 70-1/2. If a participant's account does not exceed $3,500 for participants joining the Plan before August 5, 1997 or $5,000 for participants joining the Plan thereafter, a lump-sum payment will be made.

       A participant may also elect benefits to be paid under the qualifying financial hardship provisions of the Plan.


2.     Summary of Significant Accounting Policies

       Basis of presentation
       The accompanying financial statements have been prepared on the accrual basis of accounting.

       Investments
       Investments are stated at fair value. The fair value of investments in mutual funds are based on quoted redemption values on the last business day of the Plan year. The investments in the Exeter Trust Company collective investment trust funds are stated at fair value based on the market values of the underlying securities as reflected on the funds' financial statements. Intermagnetics General Corporation common stock ("IGC Stock Fund") owned by the Plan is carried at market value based on the latest quoted market prices on the last business day of the plan year. Participant loans are valued at cost, which approximates fair value.

       Security transactions are recorded on a trade-date basis. Gain or loss on sales of the Company's common stock is determined using the first-in, first-out (FIFO) method, and, for mutual and trust funds, based on the average cost for investments in the respective funds.

       Administrative expenses
       The Plan stipulates that all costs incurred in administering the Plan shall be borne by the Company, or if the Company elects not to pay such expenses, they should be paid from the plan. Administrative expenses paid by the Company on behalf of the Plan were approximately $21,100 and $22,000 during 2001 and 2000, respectively.

       Use of estimates
       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

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Intermagnetics General Corporation IGC Savings Plan
Notes to Financial Statements
-------------------------------------------------------------------------------

3.     Investments

       A summary of plan investments as of and for the years ended May 31, 2001 and 2000 follows:

                                                                                         May 31, 2001
                                                                              Net Appreciation
                                                                               (Depreciation)
                                                                                in Fair Value         Fair
                                                                                 During Year          Value
Investment in mutual funds:
 American Century Ultra Fund                                                  $   (4,113,156)     $
 Neuberger and Berman Guardian Fund                                                  (29,593)
 Strong Government Securities Fund                                                    41,808
  Vanguard Index                                                                     (76,725)
  Scudder International                                                              (59,416)
  Neuberger & Berman Focus Fund                                                     (150,341)
Investment in Exeter Trust Company collective investment trusts:
 Long-Term Growth                                                                    572,022
 Growth with Reduced Volatility                                                      288,355
 Defensive Growth                                                                     79,086
 Stable Income                                                                       187,007
Participant loans                                                                                    1,406,277
IGC Stock Fund                                                                     1,125,613           619,303
                                                                              --------------      ------------

                                                                              $   (2,135,340)     $  2,025,580
                                                                              ==============      ============


                                                                                         May 31, 2000
                                                                              Net Appreciation
                                                                               (Depreciation)
                                                                                in Fair Value         Fair
                                                                                 During Year          Value
Investment in mutual funds:
  American Century Ultra Fund                                                 $    1,311,472      $ 10,863,027*
  Neuberger and Berman Guardian Fund                                                (281,980)        1,340,767*
  Strong Government Securities Fund                                                  (23,523)          589,170
Investment in Exeter Trust Company collective investment trusts:
  Long-Term Growth                                                                   269,197         3,221,573*
  Growth with Reduced Volatility                                                     144,068         1,974,301*
  Defensive Growth                                                                    35,619           567,832
  Stable Income                                                                      142,095         2,320,520*
Participant loans                                                                                      566,233
IGC Stock Fund                                                                       353,540           640,608
                                                                              --------------      ------------

                                                                              $    1,950,488      $ 22,084,031
                                                                              ==============      ============

* represents 5% or more of net assets available for benefits

Intermagnetics General Corporation IGC Savings Plan
Notes to Financial Statements
-------------------------------------------------------------------------------

4.     Plan Termination

       Although it has not expressed any intent to do so, the Company may terminate the Plan at any time. If the Plan is terminated, the assets of the Plan shall be distributed to the participants based upon the participants' respective accumulated account balances.


5.     Income Tax Status

       The Internal Revenue Service has determined and informed the Company by a letter dated September 1, 1995, that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC in order to maintain its qualified plan status. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and was tax-exempt as of the financial statement date.


6.     Subsequent Event

       Subsequent to year end all investments of the Plan were transferred to Putnam Investments. The Plan investments had been liquidated at May 31, 2001 to facilitate the transfer.

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Intermagnetics General Corporation IGC Savings Plan
Schedule of Assets Held
May 31, 2000
-------------------------------------------------------------------------------

                                        Description of              Current
        Identity of Issue                 Investment                 Value

*Intermagnetics General Corporation      Common Stock              1,406,277

*Participant Loans                       Loans                       619,303
                                                                  ----------
                                                                  $2,025,580
                                                                  ==========

* Indicates that the issuer is a party-in interest as defined in the Employee Retirement Income Security Act of 1974.

                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    INTERMAGNETICS GENERAL CORPORATION
                                    IGC SAVINGS PLAN
                                    (Name Of Plan)


                                    By: /s/  Michael C. Zeigler
                                        -----------------------
                                        Michael C. Zeigler
                                        Chief Financial Officer





Dated:  November 21, 2001

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                                  Exhibit Index


Exhibit
-------

23                    Consent Of PricewaterhouseCoopers LLP




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